Exhibit 99.1

Nova Minerals Discovers Further High-Grade Gold at its Wombat Prospect up to 360 g/t Au on its Estelle Gold and Critical Minerals Project, in Alaska

Anchorage Alaska, January 23, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce additional high-grade gold and gallium surface sample assay results from its 2024 exploration season with 7 rock samples grading > 2 g/t Au, including a high of 360 g/t Au which is the 2nd highest gold sample found at Estelle to date, and 10 multi-element samples from 2023 and 2024 grading > 30 ppm Ga (gallium), with a high of 74.5 ppm Ga from the Wombat prospect at the Company’s over 500km2 flagship Estelle Gold and Critical Minerals Project located in the Tintina Gold Belt in Alaska.

Highlights

●	2024 follow-up sampling of the thick, up to 4m, high-grade quartz-arsenopyrite veins discovered at Wombat in 2023 further confirms the presence of a gold anomaly with up to a 1km long strike length (Table 1 and Figure 3).

●	2024 sampling reveals 7 out of 17 rock samples greater than 2 g/t Au at Wombat, including 360 g/t Au and 93.2 g/t Au (Table 1).

●	Previously announced results from Wombat in 2023 (ASX Announcement: 29 January 2024) included ten samples greater than 2 g/t Au, with a high in a reclassified sample of 298 g/t Au (Table 1).

●	Multi-element analysis of samples taken from Wombat in 2023 and 2024 also revealed high-grade gallium, with 10 samples greater than 30 ppm ga and a high of 74.5 ppm Ga. Gallium is another critical mineral for which the U.S. Department of Defense is seeking to secure a domestic supply chain for since China recently banned all exports (Table 2 and Figure 4).

●	Gold, silver, copper, and antimony anomaly hosted in Stoney Vein with massive exposure with 10m width, 300m vertical relief, and 1km strike length (Table 3 and Figures 5 to 9).

●	Final results being processed for surficial mapping and sampling at RPM.

Nova Head of Exploration, Mr Hans Hoffman commented: “Wombat and Stoney are early-stage prospects in the heart of the Estelle claim block. The consistency of vein-hosted mineralization at both of these prospects will warrant drill testing down the road as we continue to unlock the potential of the Estelle Gold and Critical Minerals project.”

2024 Exploration Mapping and Sampling Program Results

During the 2024 field season Nova’s Head of Exploration, Mr. Hans Hoffman, continued the surface exploration mapping and sampling program across the Estelle claim block with a particular focus on following up results at prospects identified in the 2023 season. 511 soil samples, 225 rock samples, and approximately 5 tons of bulk sample material were collected across the property (Figure 3).

As a result of that program, and reported to date:

●	Assay results from soil and rock chip samples from the Styx prospect identified high-grade antimony (Sb) and gold in outcrop, with grades up to 54.1% Sb and 9.8 g/t Au (ASX Announcement: 22 November 2023).

●	Assay results from soil and rock chip samples collected from the Muddy Creek prospect, with a high of 128.5 g/t Au, have extended the high-grade gold mineralization zone by a further 400m to 800m in length now. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date (ASX Announcement: 27 November 2024).

●	Assay results for antimony from rock samples collected at the Stibium prospect have identified an 800m long by 400m wide antimony rich zone with results of up to 56.7% Sb and 11 samples grading > 30% Sb (ASX Announcement: 5 December 2024).

●	Assay results for gold from rock samples collected at the Stibium prospect show the previously identified 800m long by 400m wide zone is rich in both gold and antimony, with gold results of up to 141 g/t Au and seven samples greater than 20 g/t Au (ASX Announcement: 11 December 2024).

●	Assay results for gold and antimony from soil samples collected at the Stibium prospect have identified high-grade resource targets within the previously identified 800m long by 400m wide zone (ASX Announcement: January 13, 2025), and

Assay results for gold and multi-elements including silver, copper, gallium, and antimony from samples collected at both Wombat and Stoney have now been received, and reported in this announcement.

Final results from the soil and rock chip samples taken from the wider RPM area in 2024 will be reported shortly.

A summary of the 2024 sampling program is shown below in Figure1.

490000
500000
510000
6880000
6870000
6860000
6850000
Korbel
Stibium
Womba
Stoney
West Wing
Muddy Creek
Styx
Train
RPM

▲ Rocks

■ Soils

● Area covered in this announcement

NOVA MINERALS

2024 Reconnaissance
Estelle Project

0 2.5 5 km

Figure: **1**

Figure 1. Estelle property map showing the sampling program undertaken in 2024

Wombat Surface Sampling

Field crews conducted another surface sampling program over the newly discovered Wombat area in 2024. A total of 17 rock samples were collected, 7 of which were greater than 2 g/t Au, with exceptional grades of 360 g/t and 93.2 g/t Au recorded. The exceptionally high-grade samples located in the center part of Figure 3 below are from a weathered quartz-arsenopyrite vein.

A lab discrepancy in a rock sample previously reported as being from RPM in 2023, was actually found to have come from the Wombat prospect, and graded 298 g/t Au, when re-analyzed in 2024.

Table 1 below provides a summary of the top ten gold rock sample results found at Wombat over the 2023 and 2024 exploration programs. Samples from 2023 were previously reported in the ASX Announcement dated 29 January 2024, with the exception of sample number E408592 which has been corrected following the lab discrepancy noted above.

Year	Sample ID	Sub-type	Au g/t	Easting	Northing
2024	E406690	Outcrop vein	360.0	504658	6867303
2023	E408592	Outcrop vein	298.0	504658	6867313
2024	E406691	Subcrop vein	93.2	504659	6867302
2023	E408580	Outcrop vein	24.2	505644	6866887
2023	E408577	Outcrop vein	15.2	505620	6866944
2024	E406688	Talus vein	7.5	504711	6867152
2023	E408702	Outcrop vein	7.4	504642	6866699
2023	E408704	Outcrop vein	4.5	504903	6866768
2023	E408572	Outcrop vein	4.2	505312	6866909
2024	G994142	Outcrop vein	4.0	504676	6867265

Table 1. Top ten gold rock sample results at Wombat over 2023 and 2024 as noted.

Figure 2. High-grade gold samples 298 g/t, 360 g/t, and 93.2 g/t Au

1km
1km
Wombat
1.9
2.3
0.5
1.3
0.7
0.6
1.7
93.2
298.0
360.0
7.5
0.9
0.6
2.8
15.2
24.2
2.5
7.4
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
> 20
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Interpretted Veins
NOVA MINERALS
Gold
Wombat - 2024
0 100 200 m
Figure:
3

Figure 3. Wombat gold rock chip results (2023 samples shown as transparent)

In addition to the high-grade gold results as shown above, the Wombat prospect also contains 10 of the 15 highest gallium values identified across the Estelle project. Gallium has also been listed as a critical mineral by the USGS, and it is used in electronic circuits, semiconductors, LEDs, and radar systems. The U.S. Department of Defense is also seeking to secure a domestic gallium supply chain since China recently banned all exports of this critical mineral. In granitic rocks, concentrations of gallium greater than 30 ppm can be considered high-grade.

Table 2 below provides a summary of the top ten gallium (ga) rock sample results found at Wombat over the 2023 and 2024 exploration programs. Gallium has not previously been reported in exploration results and accordingly is being reported for the first time in this announcement.

Year	Sample ID	Sub-type	Ga_ppm	Au g/t	Easting	Northing
2024	G994142	Outcrop vein	74.5	4.0	504676	6867265
2023	E408717	Talus highgrade	60.7	0.5	505032	6867896
2023	E408593	Outcrop vein	55.9	0.2	504926	6867466
2023	E408718	Outcrop vein	51.5	0.1	505076	6867915
2024	G994138	Outcrop vein	41.8	3.5	504685	6867248
2024	G994141	Subcrop vein	41.5	0.2	504672	6867274
2024	E406683	Talus vein	38.4	0.1	505052	6867208
2024	G994139	Outcrop vein	38.1	1.0	504686	6867248
2023	E399790	Subcrop vein	36.7	0.9	505419	6866822
2023	E408576	Outcrop vein	34.3	0.1	505544	6867073

Table 2. Top ten gallium rock sample results at Wombat over 2023 and 2024 as noted.

60.7
51.5
1km
55.9
Wombat
74.5
41.5
38.1
41.8
38.4
34.3
1km
36.7
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Ga_ppm
0 - 5
5 - 10
10 - 20
20 - 30
30 - 40
> 40
Soils - Ga_ppm
0 - 5
5 - 10
10 - 15
15 - 20
20 - 25
> 25
Interpretted Veins
NOVA MINERALS
Gallium
Wombat - 2024
0 100 200 m
Figure:
4

Figure 4. Wombat gallium rock chip results (2023 samples shown as transparent)

Stoney Surface Sampling

In 2024 one day was spent at Stoney to attempt to expand the previous geochemical coverage of the vein main vein occurrence. Accessing the vein directly is difficult due to terrain and ice, however a 250m traverse was conducted where samples of the vein were attainable below the base of outcrop. One prominent chute was used to access the vein directly. Gold distribution was a bit variable with five samples greater than 1 g/t Au, however most samples had additional silver, copper, and antimony components. Table 3 below provides the top 15 samples collected in 2024 with respect to cumulative gold, silver, copper, and antimony grades. These samples are also presented in Figures 6 through 9. Additional metallurgical work is required to report gold equivalent grades.

Sample ID	Sub-type	Au g/t	Ag_ppm	Cu_ppm	Sb_ppm	Easting	Northing
E406942	Outcrop vein	0.0	0.8	54.5	2910	504106	6863968
E406943	Outcrop highgrade	0.2	12.1	4400	1135	504107	6863970
E406947	Talus vein	0.1	32.7	2730	259	504068	6863855
E406948	Talus vein	0.5	338.0	17600	2720	504069	6863844
E406950	Outcrop vein	2.0	47.3	154	1660	504047	6863806
G994102	Talus vein	0.1	18.0	14000	1450	504173	6863947
G994103	Talus vein	0.1	97.9	25600	403	504159	6863947
G994104	Talus vein	0.4	24.5	702	1275	504141	6863945
G994106	Talus vein	4.6	4.9	771	341	504116	6863944
G994108	Talus vein	0.2	370.0	46900	1110	504060	6863935
G994109	Talus vein	5.2	172.0	13500	2710	504067	6863923
G994110	Talus vein	0.6	19.6	6940	566	504067	6863900
G994111	Talus vein	6.1	124.0	23600	340	504064	6863872
G994112	Talus vein	0.5	176.0	9730	433	504045	6863838
G994114	Talus vein	1.3	182.0	1095	563	504009	6863798

Table 3. Top 15 2024 rock sample results at Stoney

Sample G994111 had the best cumulative grades with 6.1 g/t Au, 124 ppm Ag, 2.4% Cu, and 340 ppm Sb. This was a sample of the Stoney Vein from a 40cm quartz-sulfide boulder containing 10% chalcopyrite, 7% arsenopyrite, and 3% pyrrhotite. Figure 5 shows this sample at various scales.

Figure 5. Stoney Vein sample G994111 – 6.1 g/t Au, 124 ppm Ag, 2.4% Cu, and 340 ppm Sb

5.2
6.1
Proposed Stibium access road
Stoney
5.1
5.1
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
Vein Outcrop
NOVA MINERALS
Gold
Stoney - 2024
0
50
100 m
Figure:
6

Figure 6. Stoney gold rock chip results (Previous years samples shown as transparent)

97.9
370
172
124
338
176
182
2720
435
669
513
1500
2390
Stoney
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Ag_ppm
0 - 1
1 - 5
5 - 10
10 - 50
50 - 100
> 100
Vein Outcrop
NOVA MINERALS
Silver
Stoney - 2024
0
50
100 m
Figure:
7

Figure 7. Stoney silver rock chip results (Previous years samples shown as transparent)

4400
1010
2.6%
1.4%
4.7%
4000
1130
1.4%
6940
2.4%
2730
9730
1.8%
1095
Stoney
1.1%
2.4%
9190
7660
5070
8490
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Cu_ppm
0 - 100
100 - 200
200 - 500
500 - 1000
1000 - 10000
> 10000
Vein Outcrop
NOVA MINERALS
0
50
100 m

Copper
Stoney - 2024

Figure: 8

Figure 8. Stoney copper rock chip results (Previous years samples shown as transparent)

2910
1135
1850
1275
1450
1110
2710
2720
1660
Stoney
1%
1055
3710
0.9%
1.3%
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM

Rocks - Sb_ppm
- 0 - 250
- 250 - 500
- 500 - 750
- 1000 - 5000
- > 5000

Vein Outcrop

NOVA MINERALS

Antimony
Stoney - 2024

0 50 100 m

Figure: 9

Figure 9. Stoney antimony rock chip samples (Previous years samples shown as transparent)

The 3D Vrify decks on the company’s website will be updated with the 2024 surface sampling exploration results when all the assays for the soil and rock chip samples taken across the entire Estelle Gold and Critical Minerals Project have been received back from the laboratory.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196